UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

GRAPHIC PACKAGING HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	001-33988	26-0405422
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1500 Riveredge Parkway, Suite 100
Atlanta, Georgia 30328
(Address of principal executive offices)

(770) 240-7200
(Registrant's telephone number, including area code)
Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 -	Conflict Minerals Disclosure
Item 1.01.	Conflict Minerals Disclosure and Report

Graphic Packaging Holding Company (the “Company”) is filing a Conflict Minerals Report as Exhibit 1.01 hereto. Such report is also available on the Company’s website at www.graphicpkg.com in the Investors section.

Item 1.02. Exhibit

The Company is filing a Conflict Minerals Report as Exhibit 1.01 hereto.

Section 2 -	Exhibits
Item 2.01.	Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAPHIC PACKAGING HOLDING COMPANY
(Registrant)

By:
Lauren S. Tashma
Date: May 30, 2014	Senior Vice President, General
Counsel and Secretary